SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark one)
☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to

Commission file number 333-116038

Symmetry Medical Inc. 401(k) Plan
(Full title of the plan and the address of the plan if different from that of the issuer named below)

Symmetry Medical Inc.
3724 N. State Road 15
Warsaw, Indiana 46582
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

Required Information

The Plan is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedule have been prepared in accordance with the financial reporting requirements of ERISA and are included in this Report.

Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplementary Information
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	13

Signature

Exhibit Index

Exhibit 23.1 — Consent of Independent Registered Certified Public Accountant

Report of Independent Registered Public Accounting Firm

Board of Directors, Audit Committee and Plan Administrator
Symmetry Medical Inc. 401(k) Plan
Warsaw, Indiana

We were engaged to audit the accompanying statements of net assets available for benefits of Symmetry Medical Inc. 401(k) Plan as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Symmetry Medical Inc. 401(k) Plan as of December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 8, in 2008 the Plan changed its method of accounting for fair value measurements in accordance with Statement of Financial Accounting Standards No. 157.

The accompanying supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/BKD, LLP

BKD, LLP

Fort Wayne, Indiana
June 24, 2009

Federal Employer Identification Number:  44-0160260

Symmetry Medical Inc. 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2008 and 2007

	2008	2007

Assets

Investments	$33,363,410	$35,517,715
Contribution receivables
Participants	15,251	169,375
Symmetry Medical Inc. and subsidiaries	155,712	217,324

Total contribution receivables	170,963	386,699

Total assets	33,534,373	35,904,414

Liabilities

Accrued expenses	72,856	8,363
Excess contribution payable	—	39,871

Total liabilities	72,856	48,234

Net Assets Available for Benefits, At Fair Value	33,461,517	35,856,180

Adjustment from fair value to contract value for interest in collective investment trust fund relating to fully benefit-responsive investment contracts	151,577	704

Net Assets Available for Benefits	$33,613,094	$35,856,884

See Notes to Financial Statements

Symmetry Medical Inc. 401(k) Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2008 and 2007

	2008	2007

Additions
Investment income (loss)
Net appreciation (depreciation) in fair value of investments	$(15,435,283)	$848,145
Interest	301,947	316,280
Dividends	1,515,015	2,194,103

	(13,618,321)	3,358,528
Contributions
Symmetry Medical Inc. and subsidiaries	1,695,642	986,329
Participants and rollovers	4,801,627	2,735,045
Mergers into Plan	7,671,533	804,278

	14,168,802	4,525,652

Total additions	550,481	7,884,180

Deductions
Benefits paid directly to participants	2,751,688	2,804,024
Administrative expenses	42,583	37,538

Total deductions	2,794,271	2,841,562

Net Increase (Decrease)	(2,243,790)	5,042,618

Net Assets Available for Benefits, Beginning of Year	35,856,884	30,814,266

Net Assets Available for Benefits, End of Year	$33,613,094	$35,856,884

See Notes to Financial Statements

Symmetry Medical Inc. 401(k) Plan
Notes to Financial Statements
December 31, 2008 and 2007

Note 1:	Description of the Plan

The following description of the Symmetry Medical Inc. 401(k) Plan (Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions which is available from the Plan Administrator.

General

The Plan is a defined-contribution plan which provides retirement benefits for substantially all full-time employees of Symmetry Medical Inc. and certain subsidiaries (Company) who have at least three months of service and are age 21 or older and meet other eligibility requirements as defined by the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may defer and contribute an amount up to 25% of their annual compensation, as defined by the Plan, not to exceed certain dollar limitations that are set by law. Participants age 50 or older may elect to defer and contribute additional amounts to the Plan up to a maximum that is set by law. Participants may also make rollover contributions of amounts representing distributions from other qualified defined-benefit or defined-contribution plans. The Company may contribute a discretionary amount equal to a matching percentage of the participant’s deferred contribution for each payroll period. Each year, the Company may make discretionary profit-sharing contributions in addition to the matching contribution. The Company may designate as a qualified nonelective contribution to all or any portion of its profit-sharing contribution. Participants must meet certain requirements as defined in the Plan to share the discretionary matching and profit-sharing contributions. These conditions do not apply in the year of a participant’s death, disability or retirement or after normal retirement age.

Additionally, the Plan allows participants to change the amount of their contribution (salary deferral) on a periodic basis and to direct the investment of their funds and contributions on a daily basis. Currently, a participant may select from several diversified mutual funds offering different investment objectives. In March 2005, the Plan was amended to allow the common stock of the Company as an investment alternative under the Plan. Participants may not make an election to allocate more than 20% of their deferrals (contributions) nor to reallocate more than 20% of their account balances to the Company’s stock.

During 2008 and 2007, the Company elected to match 50% of a participant’s before-tax contributions up to 8% of eligible wages with a maximum of $4,000. The Company may also, at its discretion, make additional profit-sharing contributions to the Plan in an amount determined by the Company’s Board of Directors. There were no discretionary profit-sharing contributions in 2008 and 2007.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions. As of December 31, 2008 and 2007, forfeited, nonvested accounts totaled $66,132 and $114,106, respectively.

Symmetry Medical Inc. 401(k) Plan
Notes to Financial Statements
December 31, 2008 and 2007

Participant Loans

Participants may borrow approved amounts from their fund accounts at no less than $1,000 and no greater than (a) 50% of his or her account balance, or (b) $50,000 reduced by the excess, if any, of a participant’s highest outstanding balance of loans during the 12-month period ending on the day before the new loan is made over a participant’s current balance of loans from the Plan and other qualified Plans on the day the new loan is made. The term of repayment of a loan other than a home loan must not be greater than five years. The term of repayment of a home loan must not be greater than 15 years. A loan is secured by the balance in the participant’s vested account and bears interest at a rate commensurate with local prevailing rates as determined by the plan administrator at the time of the loan. Principal and interest is paid ratably through payroll deductions. The maximum number of loans that a participant may have at any one time is two. Should the participant terminate as an employee of the Company, the balance of the outstanding loan (including any accrued interest) becomes due and the participant’s vested account may be used to pay the balance of the outstanding loans.

Vesting

Participants are immediately vested in their contributions, including rollover contributions, and qualified nonelective contributions plus actual earnings thereon. Vesting in the Company’s matching and profit-sharing contribution portion of their accounts plus actual earnings thereon is based on years of continuous service as follows:

Years of Service	Percentage Vested and Nonforfeitable
1	25%
2	50
3	75
4	100

Payment of Benefits

Upon termination of service or death, disability or retirement, a participant with a vested account balance exceeding $5,000 will receive a lump-sum distribution equal to the vested value of his or her account or periodic (monthly, quarterly or annual) installments over a period of not more than the participant’s or participant and spouse’s assumed life expectancy. Separated participants with vested account balances not exceeding $1,000 that have not made an election within 60 days will receive lump-sum distributions as soon as administratively feasible. The Plan also provides for participant loans as described above and certain hardship withdrawals. Distributions of benefits are recorded as withdrawals from the Plan and reduction of net assets available for plan benefits in the period paid to the participant.

Symmetry Medical Inc. 401(k) Plan
Notes to Financial Statements
December 31, 2008 and 2007

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Note 2:	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective trust. As required by the FSP, the statement of net assets available for benefits presents the fair value of the investment in the collective investment trust funds, as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The statements of changes in net assets available for benefits are prepared on a contract-value basis.

Investments

The Plan’s investments are stated at fair value. Shares of registered investment companies (mutual funds) are valued at quoted market prices, which represent the net asset value of the shares held by the Plan at year-end. The Plan’s interest in collective trusts is valued based on information reported by the investment advisor using the audited financial statements of the collective trust at year-end. The participant loans are valued at their outstanding balances, which approximates fair value.

The investment in Symmetry Medical Inc. common stock has been unitized and is comprised of cash and Symmetry Medical Inc. common stock. The Plan holds a nominal amount of these units in cash in order to provide liquidity for timely distributions. At December 31, 2008 and 2007, these units are comprised of 25,992 and 10,634 shares of Symmetry Medical Inc. common stock and cash of $10,328 and $7,537, respectively.

Purchases and sales of securities are accounted for on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Symmetry Medical Inc. 401(k) Plan
Notes to Financial Statements
December 31, 2008 and 2007

Administrative Expenses

Administrative, recordkeeping and trustee expenses for the Plan are charged to the Plan. All other administrative expenses are paid by the Company. Administrative expenses are recognized when incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options that are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Plan Tax Status

The Plan operates under a nonstandardized adoption agreement in connection with a prototype 401(k) profit-sharing plan and trust sponsored by Wells Fargo Bank, N.A. This prototype plan document has been filed with the appropriate agency and has obtained a determination letter from the Internal Revenue Service stating that the prototype constitutes a qualified plan under Section 401 of the Internal Revenue Code and that the related trust was tax exempt as of the financial statement date. The Plan has been amended since receiving the determination letter and a new determination letter has been requested from the IRS and has not yet been received. However, the Plan Administrator believes that the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Symmetry Medical Inc. 401(k) Plan
Notes to Financial Statements
December 31, 2008 and 2007

Note 3:	Investments

The Plan’s investments are held by a bank-administered trust fund.  The Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in fair value during 2008 and 2007 as follows:

	2008
	Depreciation in Fair Value During Year	Fair Value at End of Year

Mutual funds	$(14,432,811)	$26,589,548
Symmetry Medical Inc. common stock units	(198,047)	217,615
Collective investment trust funds	(804,425)	4,454,015

	(15,435,283)	31,261,178
Participant loans	—	2,102,232

	$(15,435,283)	$33,363,410

	2007
	Net Appreciation (Depreciation) in Fair Value During Year	Fair Value at End of Year

Mutual funds	$844,300	$31,237,042
Symmetry Medical Inc. common stock units	41,809	192,924
Collective investment trust funds	(37,964)	2,175,496

	848,145	33,605,462
Participant loans	—	1,912,253

	$848,145	$35,517,715

Symmetry Medical Inc. 401(k) Plan
Notes to Financial Statements
December 31, 2008 and 2007

The fair value of individual investments that represent 5% or more of the Plan’s net assets are as follows:

		December 31
		2008	2007
	Janus Balanced Fund	$2,331,791	$2,089,369
	Janus Twenty Fund	4,320,296	5,185,220
	Artio International Equity Fund	2,216,312	3,633,778
	Mosiac Mid Cap Fund	2,460,623	3,198,125
	Participant Loans	2,102,232	1,912,253
	Wells Fargo Advantage Total Return Bond Fund	2,787,045	1,913,716
*	Wells Fargo Diversified Equity Fund	1,581,882	2,653,179
*	Wells Fargo Growth Equity Fund	1,283,167	2,157,304
	Wells Fargo Advantage Index Fund	2,066,594	3,375,259
	Wells Fargo Collective Russell 2000 Index Fund	1,747,282	1,941,407
**	Wells Fargo Collective Stable Return Fund	2,706,733	234,793

*  Represents less than 5% of total assets as of December 31, 2008.

**  Represents less than 5% of total assets as of December 31, 2007.

Note 4:	Related Party Transactions

Certain Plan investment shares of mutual funds are managed by Wells Fargo Bank, N.A., who is the trustee of the Plan.  Transactions in such investments are considered to be party-in-interest investments.  Fees paid to Wells Fargo Bank and affiliates for administrative, recordkeeping and trustee services were $42,583 and $37,538 for the years ended December 31, 2008 and 2007, respectively.

The Company provides certain accounting, recordkeeping and administrative services for which it receives no compensation.

Note 5:	Employer Profit Sharing

During 2006, the Plan Administrator discovered that employer profit-sharing contributions were only contributed to employees with dates of service greater than one year.  The result was participants employed for more than 90 days, but that had not reached their one-year anniversary, were excluded from employer profit-sharing contributions for the Plan years ending December 31, 2001 through 2005.  The Plan Sponsor has estimated $150,000 is due to the Plan for participants improperly excluded from the contributions.  This amount is included in contributions receivable from Symmetry Medical Inc. and subsidiaries at December 31, 2008 and 2007.  On January 1, 2007, the Plan was amended to change the eligibility for employer profit-sharing contributions to a minimum service requirement of one year.

Symmetry Medical Inc. 401(k) Plan
Notes to Financial Statements
December 31, 2008 and 2007

Note 6:	Plan Amendments

Effective January 1, 2008, the Plan was amended and restated for various purposes including adding an automatic enrollment feature.  Effective January 1, 2007, the Plan was amended to apply a One-Year of Service eligibility requirement to share in any profit-sharing contribution.

Note 7:	Plan Mergers

On April 1, 2008, the Plan merged in the net assets of the Specialty Surgical Instruments 401(k) Retirement Plan of $4,181,185.  On May 1, 2008, the Plan merged in the net assets of the TNCO Employee 401(k) Plan of $3,490,348.

On January 1, 2007, the Plan merged in net assets of $804,278 from the Riley Medical Pension Plan.

Note 8:	Disclosures About Fair Value of Assets and Liabilities

Effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurements (FAS 157).  FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.  FAS 157 has been applied prospectively as of the beginning of the year.

FAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  FAS 157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  The standard describes three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets or liabilities

Level 2
Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

Following is a description of the valuation methodologies used for assets measured at fair value on a recurring basis and recognized in the accompanying statement of financial position, as well as the general classification of such assets pursuant to the valuation hierarchy.  The Plan has no liabilities measured on a recurring basis.  Additionally, the Plan has no assets or liabilities measured on a nonrecurring basis.

Symmetry Medical Inc. 401(k) Plan
Notes to Financial Statements
December 31, 2008 and 2007

Investments

Where quoted market prices are available in an active market, investments are classified within Level 1 of the valuation hierarchy.  Level 1 investments consists of interests in mutual funds.  If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows.  The Plan’s Level 2 investments consists of collective investment trust funds and Company common stock units.  In certain cases where Level 1 or Level 2 inputs are not available, investments are classified within Level 3 of the hierarchy and consist of participant loans.

The following table presents the fair value measurements of assets recognized in the accompanying statement of net assets available for benefit measured at fair value on a recurring basis and the level within the FAS 157 fair value hierarchy in which the fair value measurements fall at December 31, 2008:

		Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Mutual funds	$26,589,548	$26,589,548	$—	$—
Common stock units	217,615	—	217,615	—
Collective investment trust funds	4,454,015	—	4,454,015	—
Participant loans	2,102,232	—	—	2,102,232

	$33,363,410	$26,589,548	$4,671,630	$2,102,232

The following sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2008:

Participant Loans

Balance, January 1, 2008	$1,912,253
Purchases, issuances, settlements and payments	189,979

Balance, December 31, 2008	$2,102,232

Symmetry Medical Inc. 401(k) Plan
Notes to Financial Statements
December 31, 2008 and 2007

Note 9:	Current Economic Conditions

The current economic environment presents employee benefit plans with unprecedented circumstances and challenges, which in some cases have resulted in large declines in the fair value of investments.  The financial statements have been prepared using values and information currently available to the Plan.

Given the volatility of current economic conditions, the values of assets recorded in the financial statements could change rapidly, resulting in material future adjustments in investment values that could negatively impact the Plan.

Note 10:	Reconciliation of Financial Statement to Form 5500

Differences between the Annual Return/Report of Employee Benefit Plan (Form 5500) filed with the Internal Revenue Service and the accompanying financial statements include reporting the fair value of the collective investment funds at fair value in Form 5500 and recording the fund at fair value with an adjustment to contract value in the accompanying statement of net assets available for benefits as prescribed by the FSP.  The statement of changes in net assets available for benefits included in the Plan’s Form 5500 filing also excludes the impact of adjustment from fair value to contract value for the common collective fund.

Supplementary Information

Symmetry Medical Inc. 401(k) Plan
EIN 35-1996126  PN 001
Schedule H, Line 4i—Schedule of Assets (Held at End of Year)
December 31, 2008

	Identity of Issuer	Description of Investment	Current Value
	Mutual Funds
	American Funds New Perspective Fund	78,749 shares	$1,474,182
	Janus Balanced Fund	116,473 shares	2,331,791
	Janus Twenty Fund	100,495 shares	4,320,296
	Artio International Equity Fund	92,231 shares	2,216,312
	Mosaic Mid Cap Fund	320,811 shares	2,460,623
*	Wells Fargo Advantage Total Return Bond Fund	232,447 shares	2,787,045
*	Wells Fargo Diversified Equity Fund	82,605 shares	1,581,882
*	Wells Fargo Growth Equity Fund	152,940 shares	1,283,167
*	Wells Fargo Advantage Index Fund	63,276 shares	2,066,594
*	Wells Fargo Advantage Large Cap Fund	260,872 shares	1,492,188
*	Wells Fargo Outlook Today Fund	17,721 shares	168,700
*	Wells Fargo Outlook 2010 Fund	40,210 shares	442,710
*	Wells Fargo Outlook 2020 Fund	146,201 shares	1,587,745
*	Wells Fargo Outlook 2030 Fund	120,009 shares	1,225,289
*	Wells Fargo Outlook 2040 Fund	92,290 shares	980,118
*	Wells Fargo Outlook 2050 Fund	27,433 shares	170,906

			26,589,548
	Common Stock Units
*	Symmetry Medical Inc.	48,661 units	217,615
	Collective Investment Trust Funds
*	Wells Fargo Collective Russell 2000 Index Fund	148,831 shares	1,747,282
*	Wells Fargo Collective Stable Return Fund	65,894 shares	2,706,733

			4,454,015
	Participant Loans	Various loans with interest rates varying from 3% to 10.5% due through August 23, 2033	2,102,232

			$33,363,410

 *   Party-in-Interest

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SYMMETRY MEDICAL INC. 401(k) PLAN

Date: June 29, 2009	By:	/s/ RONDA L. HARRIS
Ronda L. Harris
Chief Accounting Officer